Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Hawaiian Tax-Free Trust (the 'Trust') was held on October 4, 2011. The holders of shares representing 75% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of Votes:

	Trustee			For		Withheld

Diana P. Herrmann		$608,343,101	$ 4,178,756
Stanley W. Hong			$607,952,974	$ 4,568,884
Richard L. Humphreys		$608,673,732	$ 3,848,126
Bert A. Kobayashi, Jr.		$607,768,595	$ 4,753,263
Theodore T. Mason		$608,000,284	$ 4,521,574
Glenn P. O'Flaherty		$608,482,338	$ 4,039,520
Russell K. Okata		$594,398,517	$18,123,341


2. To ratify the selection of Tait, Weller & Baker LLP as the
Trust's independent registered public accounting firm.

Dollar Amount of  Votes:

		For		Against		Abstain

		$601,370,430	$2,037,681	$9,113,747